Invest in X Wine Railroad

Offering train excursions to popular wine regions in California





XWINERAILROAD.COM LAS VEGAS NV

Retail | Food | Entertainment | Travel and Tourism | Leisure

Why you may want to invest in us...

1. Unique ground floor opportunity to be part of a network of wine railroad excursions in California.
2. Unique rail excursion along the California coast to boutique wineries in the Santa Ynez Valley.
3. High end management team who have successfully developed start ups to multimillion dollar companies.

Why investors ❤ us

WE'VE RAISED $199,200 SINCE OUR FOUNDING

I believe that the X Wine Railroad has the potential for great success. It offers its passengers a wonderful way to see the spectacular scenery of the wine country and to tour various California wineries and vineyards. Along the way, guests sample interesting wines and perfectly paired wine and food combinations. It is a wonderful way to spend the day with family and friends,

and to travel by train in a fun, relaxing and stress-free environment

In addition, the operation is run by a very experienced management team with a track record of success in both private and public companies. I look forward to the first run of the X Wine Railroad in February.

Michael Mason Director

LEAD INVESTOR | **INVESTING $2,500 THIS ROUND & $7,500 PREVIOUSLY**

Our team



Michael Barron
CEO
Mr. barron has built two - billion dollar companies from scratch as startups. He holds numerous awards for this. He has raised over $750 million for his companies over the past 30 years.




Dianne David
President - Passenger Services
Dianne has over 10 years experience in the railroad industry from building passenger cars to operating two rail excursions, Santa Fe Southern and X Wine Railroad. She has supervised the construction of passenger rail cars and station management.



Wanda Witoslawski
CFO
Wanda is a seasoned CFO in Both the public company and private sector. She managed over $300 million in credit accounts for a $1.3 billion mortgage bank She is the CFO for the X Wine Railroad. She has a BA in marketing and an MBA in finance.

Downloads

the x wine railroad.pdf

The X Wine Railroad Story

In 2016 while working on our passenger rail project between Los Angeles and Las Vegas, we thought we needed a "practice train" for our servers on board a train to "practice " service food & drinks on a moving train. We launched the X Wine Railroad for this purpose and began operations of a wine excursion train between LA and Santa Barbara. We found people were willing to pay to ride an all day excursion. To our surprise, we kept raising the price from $249 per person to $369 for the day excursion. We sold out every trip. So, we decided this was a business and set out in earnest to make a go of it.

Our model was the operations of the Napa Valley Wine Train, a very successful train excursion on an 18 mile piece of track. They have revenue of $63 million per year. We rode the train and thought we could provide a better experience for wine & train lovers. We did.





A Pause in the Action

We launched the X Wine Railroad service in February of 2017. It was an excursion along the California Coast from Los Angeles to Santa Barbara and then inland to Los Olivos, Southern California's hidden wine country. The service was instantly a hit and we sold out our cars. We one competitor on the route we were running, but they quickly folded shop after we introduced our service.

Then in early 2018, Amtrak's new management discontinued hauling private cars and halted our service. So, we weren't able to run in 2019. Then COVID hit and Amtrak stopped hauling trains altogether. We were out of business in 2020, until now.

Amtrak has started running trains again and we have reconfigured the service to use their equipment to carry our passengers. We are back in business after an 18 month pause. Our first re start run is scheduled for February 13, 2021 and is already sold out.

Our New Service and COVID Compliance



The X Wine Railroad, as the service is called, will re-introduce travelers to the Wine Country of Southern California via rail. Passengers will board at Union Station in Los Angeles and will travel by train to Santa Barbara. There they will be escorted by luxury tour vehicles to the Los Olivos region of the Santa Ynez Valley, home of some 200 wineries in the region. Travelers will spend several hours on a variety of tour activities such as winery tours and tastings, Old Town Los Olivos wine crawl, or perhaps just taking in the sights of this magnificent wine lovers destination.

With the COVID restrictions still in place in California, we are limited to groups of six together at each winery we visit. So, we have chartered four smaller tour busses with each carrying 12 people. That is compliant. When we get to the winery, we have arranged for two tables of six with appropriate social distance between the tables. All good. On the train, Amtrak already has social distance seating protocol, which we follow for our 50 riders. Again, all compliant. Ironically, having four different busses with 12 riders each allows us to broaden the wine experience as the groups are now small enough to allow us to visit many more smaller boutique wineries in the valley. So the experience is actually better, because of COVID.

All Girls Operations Management Team

Our management team is female dominated. Our President of Passenger Services and GM for the X Wine Railroad is Dianne David. She has extensive experience in the operations of passenger rail excursions, having introduce the X Wine Railroad to Southern California in 2017. She has build rail cars, supervised software booking engine development and sold the tickets on the excursions. She is a "ground up" railroader.

Our other female operations founder is Wanda Witoslawski, our CFO. Wanda has a 10 year career in the development of the X Train service slated for 2021 from LA to Las Vegas. She is the financial brains behind the X Wine Railroad and manages the retail purchases, financial cash flow, and profitability of the company. She works with Dianne David to manage the operations of the service.



With this crew of experienced women in rail, we feel we have a unique management team with a proven track record in passenger rail.

Our cars are the newest on the Pacific Surfliner line and are spacious and comfortable. There is a complimentary nosh box included in the ticket price as well as complimentary wine selections. Our customers are escorted to the upstairs compartment of our Business Class seating, which affords spectacular views of the California Coast on our way to Santa Barbara.

Once in Santa Barbara, our customers are headed out to the Santa Ynez Valley and the wineries of Los Olivos. We take you on a tour of some very special boutique wineries with restricted access that only the X Wine Railroad can procure. Spectacular views and fine wine sampling are in store with this unique wine journey.

California Expansion Plan

The excursion of the X Wine Railroad from Los Angeles to Santa Barbara/Los Olivos is just the first step in our plan to create a network of Rail to Vine excursions in California. California has five wine regions and our Los Olivos journey is one of them. We intend to expand the service to serve all five regions and create the preeminent wine rail excursion network in the country.


Wine regions of California Central Coast
Vallejo
San Francisco
Oakland
Fremont
San Jose
Sunnyvale
Santa Cruz
Central Coast
1 - San Francisco Bay
2 - Livermore Valley
3 - Santa Clara Valley
4 - San Ysidro District
15 - Santa Lucia Highlands
16 - Arroyo Seco
17 - San Bernabe
18 - San Lucas


Pacific Ocean
King City
Atascadero
San Luis Obispo
Lompoc
5 - Santa Cruz Mountains
6 - Ben Lomond Mountain
7 - Pacheco Pass
8 - San Benito
9 - Paicines
10 - Lime Kiln Valley
11 - Mt.Harlan
12 - Cienega Valley
13 - Monterey
14 - Carmel Valley
19 - San Antonio Valley
20 - Hames Valley
21 - Paso Robles
22 - York Mountain
23 - Edna Valley
24 - Arroyo Grande Valley
25 - Santa Maria Valley
26 - Santa Rita Hills
27 - Santa Ynez Valley
28 - Happy Canyon of Santa Barbara
© Vineyards.com

Come join us in 2021 as we have scheduled 70 runs to wine country!
www.xwinerailroad.com



Investor Q&A

– COLLAPSE ALL

What does your company do?

We conduct wine train excursions between LA and Santa Barbara.

Where will your company be in 5 years?

In 5 years, we hope to be achieving operating revenues of $10 million annually with a 50% operating ratio. These projections are not guaranteed.

Why did you choose this idea?

Very popular Napa Train, but nothing in Southern California. Wide open.

How far along are you? What's your biggest obstacle?

We hope to begin operations again February 13, 2021 and have already sold out this first run. We were shut down with COVID 19 stopping all train service, but we believe we're all good to run again.

Who competes with you? What do you understand that they don't?

Currently, there are no competing companies on our route.

How will you make money? ⌄

We will sell tickets via our website plus through retail distributors of wine clubs. We make a 25% net margin on each run.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risk for failure is if the Pacific Surfliner rail service is cancelled. During COVID 19 it kept running. For us to succeed we need to sell 50 tickets twice a week to riders on the train. Our breakeven point is 30 seats. The rest is profit.